Bradford Huntington Vice President and Treasurer	PSEG Power LLC 80 Park Plaza, T6B, Newark, NJ 07102 tel: 973.430.8802 fax: 973.242.1651 email: bradford.huntington@pseg.com

                                                                          August 29, 2011

VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PSEG Power LLC, PSEG Nuclear LLC, PSEG Fossil LLC, and PSEG
Energy Resources & Trade LLC (the “Registrants”)
Registration Statement Nos. 333-175397, 333-175397-01, 333-175397-02
and 333-175397-03 on Form S-3

Dear Mr. Owings:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants, each a Delaware limited liability company, respectfully request that the effective date of the above-referenced Registration Statement, as amended by Amendments Nos. 1 and 2 thereto (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at noon, Eastern Time, on Tuesday, August 30, 2011, or as soon thereafter as practicable.

    The Registrants hereby acknowledge the following:

  that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
August 29, 2011

  that the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

     Please notify James T. Foran, General Corporate Counsel of PSEG Services, of the effectiveness of the Registration Statement by a telephone call to (973) 430-6131, and please also confirm such effectiveness in writing delivered by mail to the address above or by facsimile to (973) 642-5033.

Very truly yours, PSEG Power LLC PSEG Nuclear LLC PSEG Fossil LLC PSEG Energy Resources & Trade LLC

		By:	/s/ Bradford D. Huntington

Bradford D. Huntington Vice President and Treasurer

cc:	Howard G. Godwin, Jr., Esq. Sidley Austin LLP Christopher Chase, Esq. Securities and Exchange Commission